(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	June 7, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Concord Street Trust (the trust):
Spartan Extended Market Index Fund Spartan International Index Fund Spartan Total Market Index Fund (the funds)
File Nos. (033-15983) and (811-05251)
Post-Effective Amendment No. 63

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 63 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the funds: Fidelity Advantage Institutional Class for Spartan Extended Market Index Fund and Fidelity Advantage Institutional Class and Institutional Class for Spartan International Index Fund and Spartan Total Market Index Fund.

This filing contains the Prospectus and Statement of Additional Information (SAI) for Spartan Extended Market Fund, Spartan International Index Fund and Spartan Total Market Index Fund. The funds may be marketed through banks, savings and loan associations, or credit unions.

Pursuant to Rule 485(a), the trust elects an effective date of August 25, 2011. We request your comments by July 7, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Eugenio Martinez
Eugenio Martinez
Legal Product Group